UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

The Staffing Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852383108

(CUSIP Number)

Ryan Schadel

3270 Florence Road

Suite 200

Powder Springs, GA 30127

(770) 222-5888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852383108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Labor Smart, Inc. 45-2433287
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 68,739,385[1] shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,499,359[2] shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,359[3] shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.38%[4]
14.	TYPE OF REPORTING PERSON (see instructions) CO

[1] Based on 3,758,618 shares of Common Stock of the Issuer currently owned, plus 4,740,741 shares that could be converted under the Convertible Note on December 31, 2015, plus 60,240,026 votes though ownership of one (1) share of Series A Preferred Stock.

[2] Based on 3,758,618 shares of Common Stock of the Issuer currently owned, plus 4,740,741 shares that could be converted on December 31, 2015 under the Convertible Note.

[3] Based on 3,758,618 shares of Common Stock of the Issuer currently owned, plus 4,740,740 shares that could be converted on December 31, 2015 under the Convertible Note.

[4] Based on 34,860,754 shares of Common Stock of the Issuer, which includes the 30,120,013 shares outstanding as of December 31, 2015 plus an additional 4,740,741 shares if Labor Smart, Inc. elected to convert the balance of its Convertible Note.

CUSIP No. 852383108	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of The Staffing Group Ltd., a Nevada corporation (the “Issuer”), with its principal executive offices at 400 Poydras Street, Suite 1165, New Orleans, LA 70130.

Item 2.  Identity and Background.

a)	This Schedule 13D is filed by Labor Smart, Inc., a Nevada corporation (“Labor Smart, Inc.”)
b)	The principal address of Labor Smart, Inc. is 3270 Florence Road, Suite 200, Powder Springs, GA 30127.
c)	Labor Smart, Inc. is company who provides temporary blue-collar labor staffing services. It supplies general laborers on demand to the light industries, including manufacturing, logistics, and warehousing, skilled trades’ people, and general laborers to commercial construction industries.
d)	During the last five years, Labor Smart, Inc., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, Labor Smart, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Labor Smart, Inc. previously purchased 1,758,618 shares in the open market for approximately $85,529.27. On November 30, 2015, Labor Smart, Inc. purchased 2,000,000 shares directly from the Issuer in a private transaction for $80,000. The funds used to purchase the shares came from Labor Smart, Inc.’s working capital. On December 18, 2015, the Issuer issued a convertible promissory note (the “Convertible Note”) to Labor Smart, Inc. in exchange for an $80,000 cash payment. Under the terms of the Convertible Note, Labor Smart may, at its election, convert any or all of the outstanding balance of the Convertible Note into shares of the Issuer’s common stock at a twenty-five percent (25%) discount to the market price of the Issuer’s common stock prior to the conversion(s).

Item 4.  Purpose of Transaction.

Our intent is to influence management to take advantage of strategic partnerships, acquisitions, and/or leverage our combined resources. It is our belief that the Issuer is undervalued due to circumstances beyond management’s control. We have been successful in influencing management to sell unprofitable operations as well as effect a change in management. We will continue to seek influence in new management’s direction and will seek opportunities to leverage combined resources for revenue growth opportunities.

Item 5.  Interest in Securities of the Issuer.

a)	As of the date hereof, Labor Smart Inc. beneficially owns 8,499,359 shares of common stock of the Issuer (approximately 24.38%).
b)	Number of shares as to which such person has:
•	Sole power to vote or to direct vote: 68,739,385 shares of Common Stock
•	Shared power to vote or to direct the vote: 0
•	Sole power to dispose or to direct the disposition of: 8,499,359 shares of Common Stock
•	Shared Power to dispose or to direct the disposition of: 0
c)	During the last sixty (60) days, Labor Smart, Inc. entered into the following transactions on the following dates: on October 5, 2015 purchased 2,657 shares for $.0365/share. On October 6, 2015 sold 70 shares for $.0424 On October 12, 2015 purchased 30,000 shares for $.035/share. On October 12, 2015, purchased 14,900 shares for $.375/share. On October 13, 2015 purchased 10,000 shares for $.0375/share. On October 13, 2015 purchased 67,800 for $.04/share. On October 28, 2015 purchased 89,000 shares for $.04/share. On October 29, 2015 purchased 29,000 shares for $.0449/share. On October 29, 2015 purchased 62,000 shares for $.045/share. On October 29, 2015 purchased 10,000 shares for $.0475/share. On October 30, 2015 purchased 15,000 for $.045/share. On November 19, 2015 sold 10,000 shares for $.0425/share. On November 19, 2015 sold 10,000 shares for $.042/share. On November 19, 2015 sold 20,000 shares for $.04/share. On November 19, 2015 sold 10,000 shares for $.035/share. On November 30, 2015 purchased 2,000,000 shares directly from the Issuer in a private transaction for $80,000. On December 18, 2015 was issued the Convertible Note and one (1) shares of Series A Preferred Stock in exchange for an $80,000 cash payment.
d)	Not applicable
e)	Not applicable

CUSIP No. 852383108	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 18, 2015, the Issuer issued the Convertible Note to Labor Smart, Inc. in exchange for an $80,000 cash payment. Under the terms of the Convertible Note, Labor Smart may, at its election, convert any or all of the outstanding balance of the Convertible Note into shares of the Issuer’s common stock at a twenty-five percent (25%) discount to the market price of the Issuer’s common stock prior to the conversion(s). As additional consideration for entering into the Convertible Note with the Issuer, Labor Smart, Inc. received one (1) share of the Issuer’s Series A Preferred Stock, and were also granted the authority to select and appoint one (1) individual to the Issuer’s board of directors. Kimberly Thompson, the Chief Operating Officer of Labor Smart, Inc. was appointed to the Issuer’s Board of Directors. Following the resignation of its officers, the Board of Directors of the Issuer appointed Kimberly Thompson to serve as the Issuer’s interim Chief Executive Officer.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2016

/s/Labor Smart Inc.

By: Ryan Schadel

Its: CEO